FastFunds Financial Corporation
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

July 9, 2008

VIA EDGAR AND FACSIMILE

Tia Jenkins, Senior Assistant Chief Accountant
Division of Corporate Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:  Ms. Tia Jenkins

Re:	FastFunds Financial Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-33053

Dear Ms. Jenkins:

In response to your closing comments in your comment letter dated June 25, 2008 with respect to the above-referenced matters (the “Comment Letter”), the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1.            The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2.            Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FASTFUNDS FINANCIAL CORPORATION

By:	/s/ Barry Hollander
Barry Hollander,
Chief Executive Officer